                                FILED BY ALLIED CAPITAL CORPORATION PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14a-12 UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                                SUBJECT COMPANIES: ALLIED CAPITAL CORPORATION (COMMISSION FILE NO. 0-22832) AND SUNSOURCE, INC. (COMMISSION FILE NO. 001-13293)


                    ALLIED CAPITAL TO ACQUIRE SUNSOURCE INC.

WASHINGTON, DC - JUNE 19, 2001 -- Allied Capital Corporation (NYSE: ALD) and SunSource Inc. (AMEX: SDP & SDP.PR) today announced that Allied Capital intends to acquire SunSource Inc. ("SunSource" or the "Company") to create a privately owned portfolio company controlled by Allied Capital. The two companies have signed a definitive merger agreement, which provides that Allied Capital will pay approximately $72 million, or approximately $10.38 per SunSource common share in stock or cash for all of the outstanding common equity of SunSource, subject to certain adjustments. Management of SunSource will participate with Allied Capital in the buyout transaction and will retain an approximate 6% ownership position on a fully diluted basis in the Company.

SunSource is an existing Allied Capital portfolio company, which obtained $30 million of subordinated debt financing from Allied Capital during the fourth quarter of 2000. SunSource is one of the leading providers of value-added services and products to retail and industrial markets in North America. The Company is organized primarily in two business segments, The Hillman Group, Inc. ("Hillman") and SunSource Technology Services, LLC ("Technology Services" or "STS"). Hillman provides merchandising services and products, such as fasteners and related hardware items, keys and accessories and identification items to retail outlets, primarily hardware stores, home centers and mass merchants. Technology Services offers a full range of technology-based products and services in the fluid power industry to small, medium and large manufacturers. The Company also owns a significant interest in Kar Products, a distributor of maintenance and repair products and inventory management services to commercial and industrial customers in the U.S. and Canada.

Bill Walton, Chairman and CEO of Allied Capital, remarked, "We believed SunSource was an excellent candidate for our mezzanine capital when we first financed the Company last year, and we believe that by becoming a majority owner of this Company we can provide the necessary access to capital and other resources to further the growth and expansion of the various business segments. SunSource is a leader in its market niches, and is exactly the type of company we target for investment."

Maurice Andrien, CEO of SunSource, said, "This is a positive transaction for SunSource shareholders. Allied Capital is a much larger public company with a liquid stock that has a strong regular quarterly dividend. By approving this transaction, SunSource shareholders will increase their liquidity through the receipt of cash or the stock of a large investment company."

Allied Capital's investment in SunSource will be structured to provide a current return through interest, dividends and management fee income. The investment in SunSource will include subordinated debt and common stock. In addition, Allied Capital believes there is an opportunity to increase the value of the portfolio company over time.

Necessary approvals to complete the transaction include an affirmative vote of SunSource shareholders. SunSource's publicly traded trust preferred securities will remain outstanding, and will not be converted or exchanged, and will continue to trade on the AMEX under the symbol SDP.PR, upon consummation of the merger.

ABOUT ALLIED CAPITAL
Allied Capital is the nation's largest business development company, and provides long-term investment capital to support the expansion of growing middle-market companies. The company provides mezzanine debt and equity financing, and also participates in the real estate capital markets as an investor in commercial mortgage-backed securities. The company is headquartered in Washington, DC. For more information, please visit the web site at www.alliedcapital.com, call Allied Capital Investor Relations toll-free at (888) 818-5298, or e-mail us at ir@alliedcapital.com.

ABOUT SUNSOURCE INC.
SunSource Inc. has two principal businesses, one focused on retail markets and the other on industrial customers. The retail business comprises The Hillman Group, Inc., including the recently acquired Axxess Technologies business, which sells to hardware stores, home centers, pet suppliers, mass merchants, and other retail outlets principally across North and South America. Their product line includes thousands of small parts such as fasteners and related hardware items, keys, and identification items such as tags, letters, numbers, and signs. Services offered include design and installation of merchandising systems and maintenance of appropriate in-store inventory levels.

SunSource serves the industrial market with two companies. SunSource Technology Services provides engineering, repair, and fabrication services as well as parts and equipment to manufacturers throughout the U.S. and Canada. The Company's Kar Products affiliate distributes maintenance and repair parts and offers customized inventory management services to commercial and industrial customers of all sizes in the U.S. and Canada.

CONTACTS
Suzanne Sparrow                     Diane Karaoulis
Allied Capital Corporation          SunSource Inc.
(202) 973-6326                      (215) 282-1290 ext. 4

ADDITIONAL INFORMATION
Allied Capital Corporation and SunSource, Inc. plan to file with the SEC a registration statement on Form N-14. In connection with the merger, SunSource expects to mail a proxy statement/prospectus to its shareholders, which contains important information about the merger. SunSource shareholders are urged to read the proxy statement prospectus and any other relevant documents filed with the SEC. The proxy statement/prospectus will contain important information about Allied Capital, SunSource, the persons soliciting proxies in connection with the merger, and related transactions. Once filed with the SEC, the registration statement and proxy statement/prospectus will be available free of charge on the SEC website at http://www.sec.gov and from the contacts listed on this press release.

In addition to the registrations statement and proxy statement/prospectus, Allied Capital and

SunSource file annual, quarterly and special reports and other information with the SEC. You may read and copy any reports filed by Allied Capital and SunSource at the SEC public reference rooms or on the SEC website. Copies of such reports can also be obtained from the contacts listed on this press release.

FORWARD-LOOKING STATEMENTS
The information contained in this press release contains forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. Certain factors could cause actual results and conditions to differ materially from those projected in these forward-looking statements, and these factors are enumerated in the company's periodic filings with the Securities and Exchange Commission.

                                      # # #